PROSPECTUS SUPPLEMENT (To prospectus dated August 20, 2014)	Filed Pursuant to Rule 424(b)(5) Registration Statement No. 333-198118

FMS WERTMANAGEMENT

$2,000,000,000

1.000% Notes due August 16, 2019

FMS Wertmanagement (“FMS-WM”), will pay interest on the 1.000% Notes due August 16, 2019 (the “Notes”) in two semi-annual installments on February 16 and August 16 of each year. Interest will accrue on the Notes from and including August 17, 2016, and the first interest payment date will be February 16, 2017. The Notes will mature on August 16, 2019. The Notes will not be redeemable at any time prior to maturity. There is no sinking fund for the Notes.

FMS-WM has applied for the Notes to be admitted for listing and trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Pursuant to the German Financial Market Stabilization Fund Act (Finanzmarktstabilisierungsfondsgesetz, “FMStFG”), the Notes issued by FMS-WM will benefit from a statutory guarantee by the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds, “SoFFin”). The Federal Republic of Germany (the “Federal Republic”) is, in turn, directly liable for all of SoFFin’s obligations. See “Responsibility of the Federal Republic for FMS-WM” in the accompanying prospectus.

PRICE 99.677% AND ACCRUED INTEREST

	Price to Public(1)	Underwriting Discounts And Commissions(2)	Proceeds to FMS-WM(1)(3)
Per Note	99.677%	0.100%	99.577%
Total	$1,993,540,000	$2,000,000	$1,991,540,000

(1)	Plus accrued interest, if any, from August 17, 2016, if settlement occurs after that date.
(2)	FMS-WM has agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3)	Before deducting expenses related to the offering.

Neither the Securities and Exchange Commission, any state securities commission, the Luxembourg Stock Exchange nor any foreign governmental agency has approved or disapproved of these securities or determined whether this prospectus supplement or the accompanying prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the Notes to purchasers in book-entry form only through The Depository Trust Company (“DTC”) and through the facilities of other clearing systems that participate in DTC, including Clearstream Banking, société anonyme, Luxembourg and Euroclear Bank SA/NV on August 17, 2016.

This prospectus supplement may only be used for the purposes for which it has been published.

BofA Merrill Lynch	Citigroup	J.P. Morgan	RBC Capital Markets

Prospectus Supplement dated August 10, 2016.

This prospectus supplement should be read together with the accompanying prospectus dated August 20, 2014, and the documents incorporated herein by reference (see “Where You Can Find More Information” in this prospectus supplement). These documents taken together are herein referred to as the “disclosure document.” The documents incorporated herein by reference contain information regarding FMS-WM and other matters. Further information concerning FMS-WM and the Notes offered hereby may be found in the registration statement (Registration No. 333-198118) filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933 relating to our debt securities described in the prospectus.

If the information in this prospectus supplement differs from the information contained in the accompanying prospectus, you should rely on the information in this prospectus supplement. If a capitalized term is used in this prospectus supplement and not defined, it is defined in the accompanying prospectus and has the same meaning herein.

You should rely only on the information provided in the disclosure document. We have not, and the Underwriters have not, authorized anyone else to provide you with different information. We are not, and the Underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted.

The distribution of this disclosure document, and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this disclosure document comes should inform themselves about and observe any such restrictions. This disclosure document does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See “Underwriting.”

FMS-WM accepts full responsibility for the accuracy of the information contained in the disclosure document and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect. FMS-WM has not, and the Underwriters have not, authorized anyone to give you any other information, and FMS-WM takes, and the Underwriters take, no responsibility for any other information that others may give you. You should not assume that the information contained in this disclosure document is accurate as of any date other than the date on the front of each document forming part of the disclosure document, or, with respect to information incorporated by reference, as of the date of such information.

This disclosure document constitutes a single prospectus for purposes of Luxembourg law on prospectus securities dated July 10, 2005, as amended. Inquiries regarding our listing status on the Luxembourg Stock Exchange should be directed to our Luxembourg listing agent, The Bank of New York Mellon (Luxembourg) S.A., Vertigo Building – Polaris, 2-4 rue Eugène Ruppert, L-2453 Luxembourg, Luxembourg.

This prospectus supplement and the accompanying prospectus will be published on the website of the Luxembourg Stock Exchange at http://www.bourse.lu.

References herein to “euro”, “EUR” or “€” are to the single European currency adopted by certain participating member countries of the European Union, as of January 1, 1999. References to “U.S. dollars,” “USD” or “$” are to United States dollars.

References herein to “we” or “us” or similar expressions are to FMS-WM.

WHERE YOU CAN FIND MORE INFORMATION

The registration statement on Schedule B filed by FMS-WM (Registration No. 333-198118), including the attached exhibits and schedules, contains additional relevant information about the Notes. The rules and regulations of the Securities and Exchange Commission (the “SEC”) allow FMS-WM to omit certain information included in the registration statement from this prospectus supplement and the accompanying prospectus. The registration statement, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also read and copy these documents at the SEC’s Conventional Reading Room, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Conventional Reading Room.

FMS-WM files annual reports and other information with the SEC, which are available to the public over the internet at http://www.sec.gov or may be read and copied at the SEC’s public reference room. The SEC allows FMS-WM to “incorporate by reference” the documents that FMS-WM files with the SEC, which means that FMS-WM can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that FMS-WM files with the SEC will automatically update and supersede this information, as well as the information included in this prospectus supplement and the accompanying prospectus. We incorporate by reference the annual report on Form 18-K for FMS-WM for the fiscal year ended December 31, 2015, as filed with the SEC on June 6, 2016 (File No. 333-184318) (the “Annual Report”), and any future filings made with the SEC to the extent such filings indicate that they are intended to be incorporated by reference. FMS-WM’s Form 18-K and amendments on Form 18-K/A, if any, contain or will contain, among other information, its most recently published annual report and financial statements, from time to time.

You can obtain any of the documents incorporated by reference in this document through us, from the SEC as described above or, with respect to the Annual Report and so long as any of the Notes are listed on the Luxembourg Stock Exchange, on the website of the Luxembourg Stock Exchange at http://www.bourse.lu. Documents incorporated by reference are available from FMS-WM free of charge by requesting them in writing or by telephone from FMS-WM at the following address and telephone number:

FMS Wertmanagement

Prinzregentenstrasse 56

80538 Munich, Federal Republic of Germany

+49 89 9547627-0

RECENT DEVELOPMENTS

FMS-WM

Other Recent Developments

On July 20, 2016, the German Federal Government adopted a draft bill for the reorganization of the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, “FMSA”), under which Germany’s national resolution authority would be integrated into the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and the administration and management of the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds) would be assumed by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). The FMSA would remain responsible for the German wind-up institutions FMS-WM and Erste Abwicklungsanstalt. The legislative process is expected to be completed by the end of 2016, and the reorganization is expected to be completed by the beginning of 2018.

Federal Republic of Germany

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
June 2015	-0.1	0.3
July 2015	0.2	0.2
August 2015	0.0	0.2
September 2015	-0.2	0.0
October 2015	0.0	0.3
November 2015	0.1	0.4
December 2015	-0.1	0.3
January 2016	-0.8	0.5
February 2016	0.4	0.0
March 2016	0.8	0.3
April 2016	-0.4	-0.1
May 2016	0.3	0.1
June 2016	0.1	0.3

In June 2016, consumer prices in Germany rose by 0.3% compared to June 2015. The inflation rate thus increased slightly for the second consecutive month. The development of energy prices, which decreased by 6.4% in June 2016 compared to June 2015, had a downward effect on the overall increase in prices in June 2016, as had been the case in the preceding months. However, the year-on-year decrease in energy prices continued to slow. Most notably, prices for heating oil and motor fuels decreased by 19.0% and 9.4%, respectively, compared to the corresponding period in 2015. Excluding the prices of energy products, the inflation rate in June 2016 compared to June 2015 would have been 1.1%.

Food prices increased by 0.1% in June 2016 compared to June 2015. Overall, the prices of goods decreased by 0.8% in June 2016 compared to June 2015, primarily as a result of the decrease in prices of energy products. By contrast, prices for services increased by 1.4% in June 2016 compared to June 2015, mainly due to a 1.1% increase in net rents exclusive of heating expenses.

Compared to May 2016, the consumer price index increased by 0.1% in June 2016, mainly due to the development of energy prices, which increased by 1.2% from May 2016 to June 2016. Over the same period, prices for package holidays increased by 4.3% while prices for food decreased by 0.4%.

Source: Statistisches Bundesamt, Consumer prices in June 2016: +0.3% on June 2015, press release of July 12, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/07/PE16_239_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition)(1)

Reference period	Original percentages	Adjusted percentages(2)
June 2015	4.6	4.7
July 2015	4.6	4.6
August 2015	4.3	4.6
September 2015	4.3	4.5
October 2015	4.4	4.5
November 2015	4.5	4.5
December 2015	4.5	4.4
January 2016	4.3	4.4
February 2016	4.6	4.3
March 2016	4.5	4.3
April 2016	4.2	4.3
May 2016	4.2	4.2
June 2016	4.2	4.2

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 528,000 persons, or 1.2%, from June 2015 to June 2016. Compared to May 2016, the number of employed persons in June 2016 increased by approximately 46,000, after adjustment for seasonal fluctuations.

In June 2016, the number of unemployed persons decreased by approximately 138,000, or 6.7%, compared to June 2015. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2016 decreased by 0.6% to 1.80 million compared to May 2016.

Sources: Statistisches Bundesamt, Employment up 1.2% in June 2016 on a year earlier, press release of July 28, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/07/PE16_261_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)(1)
Item	January to May 2016	January to May 2015
Trade in goods, including supplementary trade items	115.6	104.5
Services	-8.4	-8.1
Primary income	19.3	15.8
Secondary income	-15.7	-20.7

Current account	110.8	91.5

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in May 2016: +1.6% on May 2015, press release of July 8, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/07/PE16_232_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to the summer projection of the Federal Ministry of Finance, the German general government surplus in 2016 is expected to be  1/4% of GDP, following a surplus of 0.6% of GDP in 2015. The general government gross debt ratio is forecast to be 68% in 2016.

Source: Bundesministerium der Finanzen, Monatsbericht des BMF Juli 2016, page 22 (http://www.bundesfinanzministerium.de/Content/DE/Monatsberichte/2016/07/Downloads/monatsbericht-2016-07-deutsch.pdf?__blob=publicationFile&v=5).

Other Recent Developments

The European Union and European Integration

On June 23, 2016, the United Kingdom held a national referendum in which a majority of 51.9% voted in favor of the United Kingdom’s withdrawal from the European Union (“EU”). The result of this referendum is not legally binding. The formal and legal process of leaving the EU requires the government of the United Kingdom to invoke Article 50 of the Treaty on European Union by notifying the European Council of its intention to withdraw from the EU. The United Kingdom’s membership in the EU would end within two years of the notification unless the European Council, in agreement with the United Kingdom, unanimously decides to extend this period.

Sources: The Electoral Commission, Official result of the EU Referendum is declared by Electoral Commission in Manchester, press release of June 24, 2016 (http://www.electoralcommission.org.uk/i-am-a/journalist/electoral-commission-media-centre/news-releases-referendums/official-result-of-the-eu-referendum-is-declared-by-electoral-commission-in-manchester); European Commission, UK Referendum on Membership of the European Union: Questions & Answers, press release of June 24, 2016 (http://europa.eu/rapid/press-release_MEMO-16-2328_en.htm).

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer	FMS Wertmanagement

Securities Offered	$2,000,000,000 principal amount of 1.000% Notes due August 16, 2019.

Issue Date	August 17, 2016.

Maturity Date	August 16, 2019.

Interest Payment Dates	February 16 and August 16 of each year, commencing February 16, 2017.

Interest Rate	1.000% per annum, from August 17, 2016. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months unadjusted.

Redemption	The Notes are not subject to redemption prior to maturity.

The Federal Republic of Germany	The Notes will benefit from a statutory guarantee by the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds, “SoFFin”). The Federal Republic is, in turn, directly liable for all of SoFFin’s obligations. See “Responsibility of the Federal Republic for FMS-WM” in the accompanying prospectus.

Settlement Cycle	T+5

Listing and Admission to Trading	FMS-WM has applied for the Notes to be admitted for listing and trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Form, Registration and Settlement	The Notes will be represented by one or more Global Notes registered in the name of Cede & Co. as nominee for DTC. The Global Notes will be deposited with a custodian for DTC. Except as described in the accompanying prospectus, beneficial interests in the Global Notes will be represented through accounts of financial institutions acting on behalf of the beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Notes through DTC, if they are participants in DTC, or indirectly through organizations that are participants in DTC. Owners of beneficial interests in the Global Notes will not be entitled to have Notes registered in their names and will not receive or be entitled to receive physical delivery of definitive Notes. Initial settlement for the Notes will be made in immediately available funds in dollars. See “Clearing and Settlement” in the accompanying prospectus.

No Additional Amounts	FMS-WM will have no obligation to pay holders any additional amounts in respect of the Notes as a result of possible withholding or deduction for taxes pursuant to any fiscal or other laws and regulations applicable to the Notes.

Collective Action Clause	The Notes will contain a collective action clause. The holders of the Notes may agree with FMS-WM to amend the terms or conditions contained in the Notes or the Fiscal Agency Agreement with the affirmative vote by holders of Notes representing not less than 50% of the principal amount of the Notes then outstanding. Certain material amendments of the terms and conditions of the Notes or the Fiscal Agency Agreement, including changes in the due date for the payment of interest or principal or the reduction or elimination of the interest rate on the Notes, reduction of the principal amount on the Notes and changes in the currency of the Notes will require the affirmative vote by holders of not less than 75% of the principal amount of the Notes then outstanding.

Fiscal Agent	The Bank of New York Mellon will be acting in its capacity as Fiscal Agent through its corporate trust office located at 101 Barclay Street, New York, NY 10286.

Securities Codes	CUSIP: 30254WAK5

ISIN: US30254WAK53

Common Code: 147756321

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the Notes will be approximately $1,991,540,000 (after deducting underwriting commissions). The net proceeds from the sale of the Notes will be primarily used to refinance existing liabilities in order to replace maturing, short-term money market instruments with long-term funding. Any remaining proceeds will be used for general corporate purposes.

DESCRIPTION OF THE NOTES

The following is a brief description of the terms and conditions of the Notes offered by FMS-WM and the fiscal agency agreement with respect thereto. The description does not purport to be complete and is qualified in their entirety by reference to the fiscal agency agreement and to the form of global note filed by FMS-WM with the SEC as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. For a complete description of the Notes, you should also read the fiscal agency agreement and the form of global note, a copy of which has been filed as an exhibit to FMS-WM’s registration statement and will be available for inspection as described below under “General Information.”

General

The 1.000% Notes due August 16, 2019 offered hereby will be issued under a fiscal agency agreement as amended (the “Fiscal Agency Agreement”), between FMS-WM and The Bank of New York Mellon, as fiscal agent, principal paying agent, transfer agent and registrar (collectively, the “Fiscal Agent”). The Notes constitute direct and unsecured obligations of FMS-WM.

Interest

Interest will be paid on the Notes at the rate set forth on the cover page of this prospectus supplement and will be payable on February 16 and August 16 of each year (each, an “Interest Payment Date”), subject to the Business Day Convention as defined below. The Notes will bear interest from August 17, 2016 and the initial interest payment will be made on February 16, 2017. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months unadjusted. The Notes will mature on August 16, 2019 (the “Maturity Date”). The Notes are not subject to any sinking fund.

If an Interest Payment Date or the Maturity Date is a day on which banking institutions are authorized or obligated by law to close in New York or in a place of payment, then payment of principal or interest need not be made on such Interest Payment Date or Maturity Date, as applicable. FMS-WM may make the required payment on the next succeeding day that is not a day on which banking institutions are authorized or obligated by law to close in New York or in the place of payment. The payment will be made with the same force and effect as if made on the Interest Payment Date or Maturity Date and no additional interest shall accrue for the period from the Interest Payment Date or Maturity Date to the date of actual payment. Such adjustments of the Interest Payment Date or Maturity Date are referred to as the “Business Day Convention.”

Fiscal Agent

The duties of the Fiscal Agent will be governed by the Fiscal Agency Agreement. FMS-WM may replace the Fiscal Agent. FMS-WM may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Fiscal Agent. The Fiscal Agent is an agent of FMS-WM, is not a trustee for the holders of the Notes and does not have the same responsibilities or duties to act for such holders as would a trustee.

The Fiscal Agent will be responsible for:

•	maintaining a record of the aggregate holdings of Notes;

•	ensuring that payments of principal and interest in respect of the notes received by the Fiscal Agent from FMS-WM are duly credited to the holders of the Notes; and

•	transmitting to FMS-WM any notices from the holders of the Notes, or, as described below under “—Notices,” transmitting notices from FMS-WM to holders of the Notes.

The Bank of New York Mellon will be acting in its capacity as Fiscal Agent through its corporate trust office located at 101 Barclay Street, New York, New York 10286.

Payment of Principal and Interest

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the date that is 15 calendar days prior to each Interest Payment Date (the “Record Date”). The Record Date may be changed by agreement among FMS-WM, the Fiscal Agent and all applicable securities clearing systems. The principal of and interest on the Notes will be paid in such coin or currency of the United States as of the time of payment is legal tender for the payment of public and private debts. FMS-WM may change or terminate the designation of paying agents from time to time. Payments of principal and interest at such agencies will be subject to applicable laws and regulations, including any withholding or other taxes, and will be effected by wire transfer to the person entitled to such payment at the person’s address appearing on the register of Notes maintained by the security registrar.

FMS-WM will redeem the Notes on the Maturity Date at 100% of the principal amount plus accrued but unpaid interest to date.

The Notes will be sold in denominations of $200,000 and integral multiples of $1,000 in excess thereof.

Any monies paid by FMS-WM to the Fiscal Agent or any paying agent for the payment of the principal of (or premium, if any, on) or interest, respectively, on any Notes that remain unclaimed at the end of ten years or five years, respectively, after such principal (or premium, if any) or interest shall have become due and payable (whether at maturity or otherwise) shall then be repaid to FMS-WM upon its written request. Upon such repayment all liability of the Fiscal Agent and any paying agent with respect to such monies shall cease. Any obligation FMS-WM may have to pay the principal of (or premium, if any, on) the Notes shall terminate at the end of ten years after such principal or premium shall have become due and payable. Any obligation FMS-WM may have to pay any interest on the Notes shall terminate at the end of five years after such interest shall have become due and payable.

Redemption

The Notes shall not be redeemed prior to maturity.

No Payment of Additional Amounts

All payments of principal and interest on the Notes will be subject to any fiscal or other laws and regulations applicable thereto. FMS-WM has no obligation to pay you any additional amounts in respect of the Notes as a result of possible withholding or deduction for taxes pursuant to any such law and/or regulations. Accordingly, the holder will, in the event of any such withholding or deduction, receive less than he or she would have received without such withholding or deduction.

Ranking

The obligations under the Notes constitute unsecured and unsubordinated obligations of FMS-WM ranking pari passu among themselves and pari passu with all other unsecured and unsubordinated obligations of FMS-WM, unless such obligations are given priority under mandatory provisions of statutory law.

Negative Pledge

The Notes will not contain a negative pledge provision.

Termination for Default

Each holder will be entitled to declare its securities due and demand immediate redemption of the principal amount of its securities together with accrued but unpaid interest (if any) to the date of repayment, in the event that FMS-WM fails to pay principal or interest within 30 days from the relevant due date. The right to declare securities due shall terminate if the situation giving rise to it has been cured before the right is exercised.

Notice

Any notice, including any notice declaring Notes due, in connection with events of default shall be made by means of a written declaration in the German or English language delivered to the specified office of the Fiscal Agent together with proof that such holder at the time of such notice is a holder of the relevant Notes.

Amendments (Collective Action Clause)

The holders of the Notes may agree with FMS-WM to amend the terms or conditions contained in the Notes or the Fiscal Agency Agreement with the affirmative vote by the holders of the Notes representing not less than 50% of the principal amount of the Notes then outstanding. However, amendments of the terms and conditions of the Notes or the Fiscal Agency Agreement which relate to the following matters require the affirmative vote by the holders of not less than 75% of the principal amount of the Notes then outstanding:

(1)	changes in the due date for the payment of interest or the reduction or elimination of the interest rate on the Notes;

(2)	changes in the due date for the payment of the principal on the Notes;

(3)	reduction of the principal amount on the Notes;

(4)	subordination of outstanding amounts payable under the Notes in insolvency proceedings of FMS-WM;

(5)	conversion or exchange of the Notes into equity securities or other types of securities of FMS-WM;

(6)	exchange and release of collateral on the Notes, if any;

(7)	change in the currency of the Notes;

(8)	waiver of or limitations on termination rights of the holders of Notes; and

(9)	substitution of FMS-WM as payment obligor on the Notes.

Such resolutions voted by the applicable majority of the holders of notes of a series shall be binding on all holders of Notes. Amendments made to the terms or conditions contained in the notes or the Fiscal Agency Agreement which do not provide for identical conditions for all holders of Notes shall be void, unless the disadvantaged holders of Notes have given an express consent to such unequal conditions.

FMS-WM may, in agreement with the Fiscal Agent but without the vote or consent of the holders of the Notes, modify any of the terms and conditions of the Fiscal Agency Agreement and the Notes for the purpose of:

(1)	adding to FMS-WM’s covenants for the benefit of the holders of the Notes;

(2)	surrendering any right or power conferred on FMS-WM;

(3)	securing the Notes;

(4)	curing any ambiguity or correcting or supplementing any defective provision of the Fiscal Agency Agreement or the Notes; or

(5)	amending the Fiscal Agency Agreement or the Notes for any purpose that FMS-WM may consider necessary or desirable that does not adversely affect the interests of the holders of the Notes in any material respect.

Jurisdiction

FMS-WM will accept the jurisdiction of any state or federal court in the City of New York, in respect of any action arising out of or based on the Notes that may be maintained by any holder of those Notes. FMS-WM will appoint Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, NY 10036 as its

authorized agent upon which process in any such action may be served. FMS-WM will irrevocably waive any immunity to which it might otherwise be entitled in any action arising out of or based upon the Notes brought in any state or federal court in the City of New York.

FMS-WM is also subject to suit in competent courts in the Federal Republic to the extent permitted by German Law.

Governing Law

The Fiscal Agency Agreement and the Notes will be governed by, and interpreted in accordance with, the internal laws of the State of New York, except that all matters governing FMS-WM’s authorization of issuance of any notes shall be governed by the laws of the Federal Republic.

Further Issues

FMS-WM may from time to time, without notice to or the consent of the holders of the Notes, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, issue price and, if applicable, the first interest payment thereon) and such further notes shall be consolidated and form a single series with the Notes outstanding.

Repurchase

FMS-WM may repurchase Notes at any time and price in the open market or otherwise. Notes repurchased by FMS-WM may, at FMS-WM’s discretion, be held, resold (subject to compliance with applicable securities and tax laws) or surrendered to the Fiscal Agent for cancellation.

Notices

All notices will be published in a daily English language newspaper of general circulation in London (expected to be the Financial Times) and in New York (expected to be The Wall Street Journal), provided that for so long as any Notes are represented by global notes, notices may be given by delivery of the relevant notice to DTC by FMS-WM or the Fiscal Agent for communication by DTC to its participants in substitution for publication in any such newspaper. If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language newspaper selected by FMS-WM with general circulation in the relevant market regions. In addition, so long as any of the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, such notices will be published on the website of the Luxembourg Stock Exchange at http://www.bourse.lu. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made.

ADDITIONAL INFORMATION ON GERMAN TAXATION

On November 10, 2015 the EU Savings Tax Directive was repealed with effect from January 1, 2017 in the case of Austria and with effect from January 1, 2016 in the case of all other EU Member States (subject to ongoing requirements to fulfill administrative obligations such as the reporting and exchange of information relating to, and accounting for withholding taxes on, payments made before the respective effective dates). This action was taken to prevent an overlap between the EU Savings Tax Directive and a new automatic exchange of information regime to be implemented under EU Council Directive 2011/16/EU (as amended by EU Council Directive 2014/107/EU) on administrative cooperation in the field of taxation.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth FMS-WM’s actual capitalization and indebtedness as of December 31, 2015, and its capitalization and indebtedness as of December 31, 2015 as adjusted for the receipt of the net proceeds of the offering. It does not otherwise give effect to any transaction since that date.

Since December 31, 2015, there has been no material change in the capitalization of FMS-WM, except for (1) the issuance in benchmark format of USD 1.5 billion (approximately EUR 1.316 billion) 1.375% Notes due 2021 under FMS-WM’s SEC registration statement under Schedule B, EUR 1.5 billion 0.050% Notes due 2021, GBP 575 million (approximately EUR 743 million) 1.000% Notes due 2018, GBP 425 million (approximately EUR 553 million) 1.875% Notes due 2018, GBP 1.25 billion (approximately EUR 1.681 billion) 1.250% Notes due 2019 and GBP 250 million (approximately EUR 319 million) 1.125% Notes due 2019 each under FMS-WM’s Debt Issuance Programme as well as (2) issuances in other public and private placement format in different currencies of approximately EUR 4.821 billion under FMS-WM’s Debt Issuance Programme. EUR equivalent amounts have been determined on the basis of the exchange rates as of the relevant trade date.

	As of December 31, 2015	As adjusted for the offering
	(unaudited) (in € millions)
Debt
Short-term debt	9,203	9,203
Bonds and notes	116,306	118,094	[1]
Loans and advances to bank and loans and advances to customers (not payable on demand)	28,070	28,070
Other borrowings	16,801	16,801

Equity
Total equity	728	728

Total Capitalization	171,108	172,896

1	The adjustment of EUR 1,788 million reflects the euro equivalent of the $2,000 million principal amount of the Notes based on a EUR/U.S. dollar exchange rate of €1.00 = $1.1184 on August 10, 2016. This value may differ from the liability that will be recorded on FMS-WM’s balance sheet under German GAAP.

UNDERWRITING

FMS-WM intends to offer the Notes through Citigroup Global Markets Inc., J.P. Morgan Securities plc, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC (the “Underwriters”). Subject to the terms and conditions of the underwriting agreement with FMS-WM, dated August 10, 2016, the Underwriters have agreed to purchase, and FMS-WM has agreed to sell to the Underwriters, $2,000,000,000 in principal amount of Notes, as indicated in the table below:

Underwriter	Principal Amount of the Notes
Citigroup Global Markets Inc.	$500,000,000
J.P. Morgan Securities plc	$500,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$500,000,000
RBC Capital Markets, LLC	$500,000,000

Total	$2,000,000,000

The underwriting agreement provides that the Underwriters are obligated to purchase all of the Notes if any are purchased.

The Underwriters propose to offer the Notes initially at the price to public on the cover page of this prospectus supplement.

The Underwriters may offer such Notes to certain dealers at the price to public minus a selling concession of up to 0.100% of the principal amount of the Notes. After the initial offering, the Underwriters may change the price to public and other selling terms.

FMS-WM has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.

The total expenses of the offering, excluding underwriting discounts and commissions, are estimated to amount to approximately $120,000.

The Notes are a new issue of securities with no established trading market. FMS-WM has been advised by the Underwriters that they presently intend to make a market in the Notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given with respect to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

In connection with this offering, the Underwriters may, subject to applicable laws and regulations, purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of Notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time.

Certain offers and sales in the United States are expected to be made through affiliates of the Underwriters that are registered as broker-dealers, acting as U.S. selling agents.

Settlement

FMS-WM expects that delivery of the Notes will be made to purchasers of the Notes on or about August 17, 2016, which will be the fifth business day following the date of pricing of the Notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Other relationships

The Underwriters and their affiliates from time to time may have provided certain investment banking, commercial banking and financial advisory services to FMS-WM, for which they have received customary fees, commissions and other payments, and they may provide such services to us in the future, for which they would receive customary fees, commissions and other payments.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

General

Each Underwriter has represented and agreed that it will comply to the best of its knowledge and belief, with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes the prospectus supplement and/or the prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and that neither FMS-WM nor any other Underwriter shall have any responsibility therefor.

Each Underwriter has represented and agreed that it will offer, sell and deliver or otherwise convey the Notes only to the ECB, any other central bank or to institutional investors such as banks, insurers or other entities or persons which are regularly engaged in or established for the purposes of making, purchasing or investing in loans, securities or other financial assets, and not to non-institutional investors.

United Kingdom of Great Britain and Northern Ireland (“United Kingdom”)

Each Underwriter has represented and agreed that:

(i)	in relation to Notes which have a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any such Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by FMS-WM;

(ii)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to FMS-WM; and

(iii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

Each Underwriter has acknowledged that the Notes have not been and will not be registered under the Financial Instrument and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “Financial Instrument and Exchange Law”). Each Underwriter has represented and agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except only pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instrument and Exchange Law and any applicable laws, regulations and guidelines of Japan.

VALIDITY OF THE NOTES

The validity of the securities will be passed upon on behalf of FMS-WM by Sullivan & Cromwell LLP, and on behalf of the underwriters by Hogan Lovells US LLP. Sullivan & Cromwell LLP and Hogan Lovells US LLP may rely as to certain matters on the opinions of FMS-WM’s in-house counsel.

All statements in this prospectus supplement and the accompanying prospectus with respect to the statutory guarantee by the SoFFin have been passed upon by FMS-WM’s in-house counsel, and are included upon their authority.

GENERAL INFORMATION

The following information is required by the rules of the Luxembourg Stock Exchange:

1.	The issuance of the Notes was duly authorized by FMS-WM’s Management Board pursuant to a resolution dated September 29, 2015.

2.	The Notes have been accepted for clearance through DTC. The Global Note has been assigned ISIN No. US30254WAK53, CUSIP No. 30254WAK5 and Common Code No. 147756321.

3.	FMS-WM will appoint The Bank of New York Mellon as paying agent and transfer agent with respect to the Notes. A copy of the Fiscal Agency Agreement, dated as of November 14, 2012, and amended as of August 13, 2014, will be available for inspection at the office of The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286, USA. In addition, a copy of the current, and any future, published annual and interim report of FMS-WM may be obtained free of charge at the office of The Bank of New York Mellon (Luxembourg) S.A., Vertigo Building – Polaris, 2-4 rue Eugène Ruppert, L-2453 Luxembourg, Luxembourg.

4.	The independent auditors of FMS-WM are KPMG AG Wirtschaftsprüfungsgesellschaft.

PROSPECTUS

FMS WERTMANAGEMENT

Debt Securities

FMS Wertmanagement (“FMS-WM”), a wind-up institution (Abwicklungsanstalt) organized as a public law entity (Anstalt öffentlichen Rechts) under public law of the Federal Republic of Germany (the “Federal Republic”), may from time to time offer debt securities. The securities will be offered from time to time in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this prospectus. You should read this prospectus and the prospectus supplement carefully.

FMS-WM intends to apply for the securities to be admitted to the Euro MTF Market of the Luxembourg Stock Exchange.

Pursuant to the German Financial Market Stabilization Fund Act (Finanzmarktstabilisierungsfondsgesetz, “FMStFG”), the securities issued by FMS-WM will benefit from a statutory guarantee by the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds, “SoFFin”). The Federal Republic of Germany (the “Federal Republic”) is, in turn, directly liable for all of SoFFin’s obligations. See “Responsibility of the Federal Republic for FMS-WM.”

Neither the Securities and Exchange Commission, any state securities commission, the Luxembourg Stock Exchange or any foreign governmental agencies has approved or disapproved of these securities or determined whether this prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 20, 2014

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that FMS-WM filed with the U.S. Securities and Exchange Commission (the “SEC”), under the U.S. Securities Act of 1933, as amended, utilizing a “shelf” registration process. Under this shelf registration process, FMS-WM may sell any combination of the securities described in this prospectus in one or more offerings up to the total dollar amount registered with the SEC (or the equivalent in other currencies).

This prospectus provides a general description of the securities FMS-WM may offer. Each time FMS-WM sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” below before you purchase FMS-WM’s securities.

You should rely only on the information provided in this prospectus and in any prospectus supplement including the information incorporated by reference. FMS-WM has not authorized anyone to provide you with different or additional information. FMS-WM is not offering securities in any state where the offer is not permitted by law. You should not assume that the information in this prospectus, or any prospectus supplement, is accurate or complete at any date other than the date indicated on the cover page of those documents. FMS-WM’s activities, financial condition, results of operations and prospects may have changed since that date.

A portion of the securities offered hereby may be offered and sold outside of the United States in transactions not subject to the registration requirements of the U.S. Securities Act of 1933, as amended.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. The offer or sale of the securities and the distribution of this prospectus may be restricted by law in certain jurisdictions, and you should inform yourself about, and observe, any such restrictions.

This prospectus may only be used for the purposes stated herein.

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement and documents incorporated by reference in this prospectus and any prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about FMS-WM’s beliefs and expectations, are forward-looking statements. Forward-looking statements speak only as of the date they are made, and FMS-WM undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from those contained in any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

FMS-WM files an annual report on Form 18-K with the SEC. The annual report includes financial, statistical and other information concerning FMS-WM and the Federal Republic. You can inspect and copy this report at the SEC’s Conventional Reading Room, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Conventional Reading Room. The report is also available to the public over the internet at the SEC’s website: http://www.sec.gov.

The SEC allows FMS-WM to “incorporate by reference” the documents that FMS-WM files with the SEC, which means that FMS-WM can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that FMS-WM files with the SEC will automatically update and supersede this information, as well as the information included in this prospectus. FMS-WM incorporates by reference FMS-WM’s annual report on Form 18-K for the year ended December 31, 2013 (filed on August 13, 2014), and any future filings made with the SEC to the extent such filings indicate that they are intended to be incorporated by reference.

You can obtain any of the documents incorporated by reference in this prospectus from FMS-WM, or from the SEC. These documents (excluding any exhibits thereto) are available from FMS-WM free of charge by requesting them in writing or by telephone from FMS-WM at the following address and telephone number:

FMS Wertmanagement

Prinzregentenstrasse 56

80538 Munich, Federal Republic of Germany

+49 89 9547627-0

PRESENTATION OF FINANCIAL INFORMATION

FMS-WM’s accounts are kept, and the economic data on the Federal Republic is expressed, in euro.

As used herein, the terms “euro,” “EUR” and the euro sign (€) refer to euro, and the terms “dollars,” “U.S. dollars,” “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included in this prospectus between the amounts and the totals thereof are due to rounding.

FMS-WM

The following summary information should be read in conjunction with the more complete information included in FMS-WM’s annual report on Form 18-K for the year ended December 31, 2013 and any future periodic reports and amendments filed by FMS-WM with the SEC.

Overview

FMS-WM is a wind-up institution (Abwicklungsanstalt) organized as a public law entity (Anstalt öffentlichen Rechts) under public law of the Federal Republic and is wholly owned by the SoFFin, which is a special pool of assets (Sondervermögen) of the Federal Republic. FMS-WM is charged with liquidating a portfolio of risk positions and non-strategic assets/businesses in an original amount of EUR 175.7 billion (nominal volume) that it assumed from Hypo Real Estate Holding AG and its subsidiaries and special purpose entities (referred to herein collectively as the “HRE Group”) on October 1, 2010. As of 2007, the HRE Group was one of the largest commercial property lenders, issuers of covered bonds and providers of public finance in Germany. It encountered severe financial difficulties in 2008/09 in the course of the global financial markets crisis. Given the systemic importance of the HRE Group and the resulting public interest in stabilizing the HRE Group, the Federal Republic initiated support measures for this financial institution, including the transfer of risk positions and non-strategic assets/businesses to FMS-WM.

FMS-WM pursues its objective of managing and winding up its portfolio according to a strategic management framework known as the winding-up plan (Abwicklungsplan), which is updated and adapted on a regular basis. FMS-WM aims to maximize the value of its portfolio by managing and liquidating it in a value-preserving manner over an extended period of time. For any given part of the portfolio, the plan requires an assessment of whether FMS-WM should sell, hold, or restructure its holdings.

FMS-WM engages in funding activities, including the issuance of debt securities and/or obtaining financing from financial institutions, in order to refinance funding instruments associated with the portfolio it has assumed as they expire. FMS-WM will have to engage in refinancing activities on the capital markets until its portfolio has been liquidated.

FMS-WM is registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich under HRA 96076. Its registered office and business address is at Prinzregentenstrasse 56, 80538 Munich, Federal Republic of Germany. Its telephone number is +49 89 9547627-0.

Creation and Legal Status

FMS-WM’s creation and legal status are a direct result of the German Federal Government’s response to the global financial markets crisis. In October 2008, the German Federal Government enacted a comprehensive package of measures to support key German strategic financial institutions, most notably the HRE Group. This comprehensive package included the FMStFG, which provided for the implementation of SoFFin and established FMSA, a federal agency under public law with legal personality (rechtsfähige Anstalt öffentlichen Rechts) supervised by the German Federal Ministry of Finance (Bundesfinanzministerium). Section 8a of the FMStFG grants FMSA the power to create wind-up institutions. The purpose of these institutions is to assume distressed and non-strategic assets from systemically important financial institutions and to eventually dispose of or liquidate the risk positions transferred to them.

Following the financial difficulties encountered by Depfa Bank plc and the solvency issues affecting the HRE Group that ensued in September 2008, various government support measures were instituted by the Federal Republic. These support measures, which were taken in consideration of the HRE Group’s importance for the German financial system, led to the SoFFin becoming the sole owner of the HRE Group in October 2009. They also included the extension of liquidity guarantees by SoFFin and the creation of FMS-WM as a wind-up institution under Section 8a of the FMStFG on July 8, 2010. Risk positions and non-strategic assets/businesses of the HRE Group were then transferred to FMS-WM on October 1, 2010.

FMS-WM is a public law institution with partial legal capacity (teilrechtsfähige Anstalt des öffentlichen Rechts) created pursuant to German administrative law. It is fully-owned by the SoFFin and is subject to the supervision and control of FMSA. FMS-WM may act in its own name, and may be subject to court proceedings. In order to achieve its mandate of winding up the portfolio of risk positions and non-strategic assets/businesses assumed from the HRE Group, FMS-WM may engage in all kinds of banking and financial services transactions and all other transactions that directly or indirectly serve its purposes. FMS-WM is, however, neither a financial institution nor a financial services institution within the meaning of the German Banking Act (Kreditwesengesetz, “KWG”), nor a financial service provider within the meaning of the German Securities Trading Act (Wertpapierhandelsgesetz, “WpHG”), nor an insurance company within the meaning of the German Insurance Supervision Act (Versicherungsaufsichtsgesetz) nor regulated as such. As a consequence, FMS-WM is prohibited from engaging in transactions that would require a license under the EU Banking Directive (2006/48/EC) or the EU Directive on markets for financial instruments (2004/39/EC). Nonetheless, pursuant to its charter and the FMStFG, FMS-WM is subject to certain provisions of the KWG and the WpHG. In particular, FMS-WM is subject to banking supervision by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and must comply with the organizational obligations and restrictions on certain activities imposed by the KWG applicable to banks and financial institutions. FMS-WM is, however, exempted from the regulatory capital and liquidity requirements and the licensing requirements under the KWG. FMS-WM is also deemed to be a financial institution for purposes of the German Money Laundering Act (Geldwäschegesetz), and is therefore subject to the provisions thereof.

Relationship with the Federal Republic of Germany

The following chart provides an overview of the relationship between FMS-WM and the Federal Republic:

Relationship with SoFFin

SoFFin. FMS-WM is fully-owned by SoFFin, which is established by law and designated to fulfill specific tasks of the German Federal Government assigned to it under the FMStFG. SoFFin is administered by FMSA and is a special pool of assets (Sondervermögen) of the Federal Republic The term special pool of assets (Sondervermögen) designates legally dependent assets of the Federal Republic. Accordingly, the FMStG provides that SoFFin shall have no legal capacity, although in legal relations SoFFin may act, sue and be sued in its own name. There shall be no attachment of, or other measures of compulsory execution against, SoFFin. Any debt incurred by SoFFin is accounted for as direct debt of the Federal Republic. In addition, Section 5 of the FMStFG provides that the Federal Republic is directly liable for the obligations of SoFFin. SoFFin’s obligations are thus effectively obligations of the Federal Republic.

SoFFin’s purpose is to stabilize the German financial sector by extending liquidity guarantees, providing equity capital, assuming risk positions, and setting up wind-up institutions. To this end, SoFFin has been authorized by the German legislature under Section 6 of the FMStFG to extend liquidity guarantees in a total aggregate amount of up to EUR 400 billion. In addition, Section 9 of the FMStFG authorizes the German Federal Ministry of Finance to incur debt in a total aggregate amount of up to EUR 80 billion to cover the cost of measures taken by SoFFin in connection with the provision of equity capital, the assumption of risk positions and the compensation of losses of wind-up institutions. Any financing required by SoFFin is obtained in the manner used by the Federal Republic to finance itself, i.e., through the issuance of debt instruments by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). When the Federal Republic incurs debt for SoFFin it results in an increase in the net borrowings and debt of the Federal Republic. Applications for stabilization measures extended by SoFFin could initially be made only until the end of 2010. As a consequence of developments in the euro area, however, the German Federal Government has re-opened the application period twice since then, initially until the end of 2012 and, subsequently, until the end of 2014.

Guarantee. With effect from January 1, 2014, Section 8a of the FMStFG, which deals with the establishment of wind-up institutions, was amended to provide that SoFFin guarantees all existing and future obligations of FMS-WM with respect to moneys, debt securities and derivative transactions as well as obligations of third parties that are expressly guaranteed by FMS-WM, which FMS-WM has borrowed, issued, entered into or incurred or which have been transferred to FMS-WM during the time period for which SoFFin is the sole obligor of the loss compensation obligation (alleiniger Verlustausgleichspflichtiger). For a description of SoFFin’s loss compensation obligation, see below. Accordingly, under the guarantee, if FMS-WM fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by it when that payment is due and payable, SoFFin will be liable for that payment as and when it becomes due and payable, provided that the security was issued during the time period for which SoFFin was the sole obligor of the loss compensation obligation. SoFFin’s obligation under the guarantee ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by FMS-WM may enforce this obligation directly against SoFFin without first having to take legal action against FMS-WM.If SoFFin fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by FMS-WM when that payment is due and payable under the guarantee, the Federal Republic will be liable for that payment as and when it becomes due and payable pursuant to Section 5 of the FMStFG, as described above. The guarantee and the Federal Republic’s direct liability for SoFFin’s obligations pursuant to Section 5 of the FMStFG are strictly a matter of statutory law and are not evidenced by any contract or instrument. Potential claims based on the guarantee and on Section 5 of the FMStFG may be subject to defenses available to FMS-WM and SoFFin with respect to the obligations covered. For additional information on the guarantee and the Federal Republic’s direct liability for SoFFin’s obligations, see “Responsibility of the Federal Republic for FMS-WM—Guarantee.”

Loss Compensation and Liquidity Support Obligations. Under FMS-WM’s charter, which was enacted pursuant to Section 8a of the FMStFG, SoFFin is obligated to cover all losses sustained by FMS-WM and to ensure that FMS-WM is able to pay all its liabilities at all times when due and in full. As described above, pursuant to Section 5 of the FMStFG, the Federal Republic is directly liable for SoFFin’s obligations. Accordingly, SoFFin’s loss compensation and liquidity support obligations enable FMS-WM to pursue its operations and effectively mean that FMS-WM’s obligations, including the obligations to holders of debt securities issued by FMS-WM, are backed by the full faith and credit of the Federal Republic. For additional information on the loss compensation and liquidity support obligations, see “Responsibility of the Federal Republic for FMS-WM—Loss Compensation and Liquidity Support Obligations.”

Relationship with FMSA

FMS-WM operates under the supervision and control of the Federal Republic, which is exercised through FMSA. FMSA was established to manage SoFFin and to implement and monitor the stabilization measures extended by SoFFin. FMSA has the power to create wind-up institutions under Section 8a of FMStFG. FMSA is supervised by the German Federal Ministry of Finance (Bundesfinanzministerium), which ensures that FMSA acts in the public interest. In particular, the German Federal Ministry of Finance supervises FMSA’s activities and nominates the members of FMSA’s management committee (Leitungsausschuss). Certain decision-making powers have been delegated to the management committee by the FMStFG.

FMSA appoints the members of FMS-WM’s Supervisory Board. The Supervisory Board members, in turn, appoint the members of FMS-WM’s Executive Board. Both the Supervisory Board and FMSA may dismiss a member of the Executive Board for good cause.

FMSA is responsible for the legal supervision of FMS-WM. In particular, FMSA has to approve and supervise FMS-WM’s implementation of the winding-up plan as well as any deviations from, or amendments to, the winding-up plan. FMSA may give instructions to FMS-WM’s Executive Board and Supervisory Board in order to ensure that FMS-WM complies with applicable law and the requirements of its charter. Comprehensive reporting obligations by FMS-WM ensure that FMSA has a solid basis for exercising its control and instruction rights.

In keeping with its supervisory role, FMSA action is required for the dissolution of FMS-WM. While there is no set maximum duration for FMS-WM’s existence, FMS-WM’s charter provides that FMS-WM shall exist only until the transferred risk positions and non-strategic assets/businesses have been liquidated in full, at which point it is obligated to notify FMSA. FMSA may initiate the final dissolution process for FMS-WM if it has no remaining liabilities or if SoFFin has assumed any remaining liabilities. Any assets or profits remaining at the time of dissolution will be transferred to SoFFin.

USE OF PROCEEDS

The net proceeds from the sale of the securities will be primarily used to refinance existing liabilities in order to replace short term with longer term funding as described in more detail in the relevant prospectus supplement.

DESCRIPTION OF SECURITIES

The following is a brief description of the terms and conditions of the securities offered by FMS-WM and the fiscal agency agreement with respect thereto. The description does not purport to be complete and is qualified in its entirety by reference to the fiscal agency agreement and to the form of global note filed by FMS-WM with the SEC as an exhibit to the registration statement of which this prospectus constitutes a part. For a complete description of the securities, you should read the exhibits referred to.

General

The securities may be issued in one or more series as may be authorized from time to time by FMS-WM. Reference is made to the applicable prospectus supplement for the following terms of securities offered thereby:

(i)	the designation;

(ii)	the aggregate principal amount and currency, any limit on such principal amount and authorized denominations;

(iii)	the percentage of their principal amount at which such securities will be issued;

(iv)	the maturity date;

(v)	the interest rate or method of determining the interest rate, if any;

(vi)	the interest payment dates, if any, and the dates from which interest accrues;

(vii)	any index, price or formula to be used for determining the amount of any payment of principal, premium or interest;

(viii)	any optional or mandatory redemption terms or purchase, repurchase or sinking fund provisions;

(ix)	whether such securities will be in bearer form, which may or may not be registrable as to principal, with interest coupons, if any, or in fully registered form, or both, and restrictions on the exchange of one form for another;

(x)	the record date;

(xi)	if the securities can be redenominated into euro at the option of FMS-WM; and

(xii)	any other terms of the securities.

FMS-WM may replace the Fiscal Agent (defined below), which is FMS-WM’s agent. The Fiscal Agent is not a trustee for the holders of securities, nor does it have a trustee’s responsibilities or duties to act for them. So long as no conflict of interest arises, the Fiscal Agent may engage or be interested in any financial or other transaction with FMS-WM.

The securities will constitute direct and unsecured obligations of FMS-WM.

Fiscal Agent

FMS-WM has appointed The Bank of New York Mellon as fiscal agent, principal paying agent, transfer agent and registrar (the “Fiscal Agent”) in connection with each series of securities. The duties of the Fiscal Agent are governed by a fiscal agency agreement dated November 14, 2012 between FMS-WM and the Fiscal Agent (the “Fiscal Agency Agreement”). FMS-WM may replace the Fiscal Agent. FMS-WM may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Fiscal Agent. The Fiscal Agent is an agent of FMS-WM, is not a trustee for the holders of the securities and does not have the same responsibilities or duties to act for such holders as would a trustee.

The Fiscal Agent will be responsible for:

•	maintaining a record of the aggregate holdings of securities;

•	ensuring that payments of principal and interest in respect of the securities received by the Fiscal Agent from FMS-WM are duly credited to the holders of the securities; and

•	transmitting to FMS-WM any notices from the holders of the securities, or, as described below under “—Notices,” transmitting notices from FMS-WM to holders of the securities.

The Bank of New York Mellon will be acting in its capacity as Fiscal Agent through its corporate trust office located at 101 Barclay Street, New York, New York 10286.

No Payment of Additional Amounts

All payments of principal and interest on the securities will be subject to any fiscal or other laws and regulations applicable thereto. FMS-WM has no obligation to pay you any additional amounts in respect of the securities as a result of possible withholding or deduction for taxes pursuant to any such law and/or regulations. Accordingly, the holder will, in the event of any such withholding or deduction, receive less than he or she would have received without such withholding or deduction.

Ranking

The obligations under the securities constitute unsecured and unsubordinated obligations of FMS-WM ranking pari passu among themselves and pari passu with all other unsecured and unsubordinated obligations of FMS-WM, unless such obligations are given priority under mandatory provisions of statutory law.

Negative Pledge

The securities will not contain a negative pledge provision.

Termination for Default

Each holder will be entitled to declare its securities due and demand immediate redemption of the principal amount of its securities together with accrued but unpaid interest (if any) to the date of repayment, in the event that FMS-WM fails to pay principal or interest within 30 days from the relevant due date. The right to declare securities due shall terminate if the situation giving rise to it has been cured before the right is exercised.

Notices

Any notice, including any notice declaring securities due, in connection with events of default shall be made by means of a written declaration in the German or English language delivered to the specified office of the Fiscal Agent together with proof that such holder at the time of such notice is a holder of the relevant securities.

Amendments (Collective Action Clause)

The holders of the securities of a series may agree with FMS-WM to amend the terms or conditions contained in the securities of a series or the Fiscal Agency Agreement with the affirmative vote by the holders of the securities of a series representing not less than 50% of the principal amount of the securities of a series then outstanding. However, amendments of the terms and conditions of the securities of a series or the Fiscal Agency Agreement which relate to the following matters require the affirmative vote by the holders of not less than 75% of the principal amount of the securities of a series then outstanding:

(1)	changes in the due date for the payment of interest or the reduction or elimination of the interest rate on the securities;

(2)	changes in the due date for the payment of the principal on the securities;

(3)	reduction of the principal amount on the securities;

(4)	subordination of outstanding amounts payable under the securities in insolvency proceedings of FMS-WM;

(5)	conversion or exchange of the securities into equity securities or other types of securities of FMS-WM;

(6)	exchange and release of collateral on the securities, if any;

(7)	change in the currency of the securities;

(8)	waiver of or limitations on termination rights of the holders of securities; and

(9)	substitution of FMS-WM as payment obligor on the securities.

Such resolutions voted by the applicable majority of the holders of securities of a series shall be binding on all holders of securities of such series. Amendments made to the terms or conditions contained in the securities or the Fiscal Agency Agreement which do not provide for identical conditions for all holders of securities of a series shall be void, unless the disadvantaged holders of securities have given an express consent to such unequal conditions.

FMS-WM may, in agreement with the Fiscal Agent but without the vote or consent of the holders of the securities, modify any of the terms and conditions of the Fiscal Agency Agreement and the securities for the purpose of:

(1)	adding to FMS-WM’s covenants for the benefit of the holders of the securities;

(2)	surrendering any right or power conferred on FMS-WM;

(3)	securing the securities;

(4)	curing any ambiguity or correcting or supplementing any defective provision of the Fiscal Agency Agreement or the securities; or

(5)	amending the Fiscal Agency Agreement or the securities of any series for any purpose that FMS-WM may consider necessary or desirable that does not adversely affect the interests of the holders of the securities of that series in any material respect.

Jurisdiction

FMS-WM will accept the jurisdiction of any state or federal court in the City of New York, in respect of any action arising out of or based on the securities that may be maintained by any holder of those securities. FMS-WM will appoint Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, NY10036 as its authorized agent upon which process in any such action may be served. FMS-WM will irrevocably waive any immunity to which it might otherwise be entitled in any action arising out of or based upon the securities brought in any state or federal court in the City of New York.

FMS-WM is also subject to suit in competent courts in the Federal Republic to the extent permitted by German Law.

Governing Law

The Fiscal Agency Agreement and the securities will be governed by, and interpreted in accordance with, the internal laws of the State of New York, except that all matters governing FMS-WM’s authorization of issuance of any securities shall be governed by the laws of the Federal Republic.

CLEARING AND SETTLEMENT

The information set forth below with respect to DTC (as defined below), Euroclear (as defined below) or CBL (as defined below), which are collectively referred to as the “clearing systems,” is subject to any change in, or reinterpretation of, the rules, regulations and procedures of the clearing systems currently in effect. The information concerning the clearing systems has been obtained from sources that FMS-WM believes to be reliable. Investors wishing to use the facilities of any of the clearing systems are advised to confirm the continued applicability of the rules, regulations and procedures of the relevant clearing system. FMS-WM will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, interests in the securities held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests of any holder of securities.

Certification and Custody

Clearing and settlement arrangements, including the existing links between Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme, Luxembourg (“CBL”) and the participation of these systems in The Depositary Trust Company (“DTC”), will provide investors access to three major clearing systems. At initial settlement, the securities will be represented by one or more permanent global certificates without interest coupons which will not be exchangeable for definitive certificates representing individual securities except in very limited circumstances described under “—The Clearing Systems—DTC.” The global certificates, which are to be held by a custodian for DTC, will be issued in registered form in the name of Cede & Co., as nominee of DTC, and will represent the securities credited to accounts maintained with DTC by financial institutions that are participants in DTC (“DTC participants”). The securities are expected to be accepted for clearing and settlement through DTC on the relevant closing date. Euroclear and CBL participate in DTC, and, accordingly, securities held by investors electing to hold securities through financial institutions that are participants in Euroclear (“Euroclear participants”) and customers of CBL (“CBL customers”) are also represented by the global certificates.

The securities represented by the global certificates will equal the total aggregate principal amount of the securities of the relevant series outstanding at any time. The holders of securities as the owners of beneficial interests in the global certificates will not be entitled to have securities registered in their names, and will not be entitled to receive physical delivery of definitive certificates representing individual securities. FMS-WM may issue definitive certificates representing individual securities in limited circumstances described under “—The Clearing Systems—DTC.”

Each issue of securities will be assigned an ISIN number, a CUSIP number and a common code, as set forth in the applicable prospectus supplement.

Payments

Principal and interest payments on the securities will be made to the registered holder in the currency specified in the applicable prospectus supplement. All payments duly made by or on behalf of FMS-WM to, or to the order of, the registered holder will discharge FMS-WM’s liability under the securities to the extent of the sum or sums so paid. Therefore, after such payments have been duly made, neither FMS-WM nor the paying agent has any direct responsibility or liability for the payment of principal or interest on the securities to owners of beneficial interests in the global certificates. Payments by DTC participants and indirect DTC participants (as defined under “—The Clearing Systems—DTC”) to owners of beneficial interests in the global certificates will be governed by standing instructions and customary practices and will be the responsibility of the DTC participants or indirect DTC participants as described below. Neither FMS-WM nor the paying agent will have any responsibility or liability for any aspect of the records of DTC relating to or payments made by DTC on account of beneficial interests in the global certificates or for maintaining, supervising or reviewing any records of DTC relating to such beneficial interests. Substantially similar principles will apply with regard to Euroclear and CBL participants.

Transfers

Title to book-entry interests in the securities will pass by book-entry registration of the transfer within the records of DTC, Euroclear or CBL, as the case may be, in accordance with their respective procedures. Book-entry interests in the securities may be transferred within DTC, Euroclear or CBL, as the case may be, in accordance with their respective procedures established for this purpose. Transfers of book-entry interests in the securities between any of DTC, Euroclear and CBL may be effected in accordance with the procedures established for this purpose by DTC, Euroclear and CBL.

The Clearing Systems

Overview

Beneficial interests in the global certificates will be represented through book-entry accounts at financial institutions acting on behalf of the holders of securities as direct and indirect participants in DTC. An investor may elect to hold beneficial interests in the global certificates directly through either DTC, Euroclear or CBL, if such investor is a participant in any such system, or indirectly through an organization which is a participant in any such system. Euroclear and CBL will hold interests on behalf of their participants through customer securities accounts in the name of Euroclear and CBL on the books of their respective depositories, which in turn will hold such interests in customer securities accounts in their respective names on the books of DTC.

DTC

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the post-trade settlement among DTC participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between DTC participants’ accounts. This eliminates the need for physical movement of securities certificates. DTC participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly (“indirect DTC participants”). The DTC Rules applicable to its participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through direct DTC participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each beneficial owner of securities in DTC is, in turn, to be recorded on the direct and indirect DTC participants’ records. Beneficial owners will not receive written confirmations from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect DTC participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of direct and indirect DTC participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in securities, except in certain limited circumstances set forth below.

To facilitate subsequent transfers, all securities deposited by direct DTC participants with DTC are registered in the name of DTC’s nominee, Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co., or such other DTC nominee, do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC’s records reflect only the identity of the direct DTC participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect DTC participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct DTC participants, by direct DTC participants to indirect DTC participants, and by direct DTC participants and indirect DTC participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Payment of principal of and interest on the securities will be made to Cede & Co., or such other DTC nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct DTC participants’ accounts upon DTC’s receipt of funds and corresponding detail information from FMS-WM or the paying agent, on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by DTC participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such DTC participant and not of DTC, the paying agent, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal of and interest on the securities to Cede & Co. (or such other DTC nominee as may be requested by an authorized representative of DTC), is FMS-WM’s or the paying agent’s responsibility, disbursement of such payments to direct DTC participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect DTC participants.

DTC may discontinue providing its services as depository with respect to the securities at any time by giving reasonable notice to FMS-WM or the paying agent. Under such circumstances, in the event that a successor depository is not obtained, definitive certificates representing individual securities are required to be printed and delivered.

CBL

CBL is incorporated under the laws of Luxembourg. CBL holds securities for its customers and facilitates the clearing and settlement of securities transactions between CBL customers through electronic book-entry changes in accounts of CBL customers, thereby eliminating the need for physical movement of certificates. Transactions may be settled in CBL in various currencies, including U.S. dollars. CBL provides to its customers, among other things, services for safekeeping, administration, clearing and settlement of internationally traded securities and securities lending and borrowing to CBL customers. CBL also deals with domestic securities markets in many countries through established depository and custodial relationships.

CBL is registered as a bank in Luxembourg and, as such, is subject to regulation by the Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. CBL, as operator of a designated securities settlement system as referred to in Article 10 of the Directive on Settlement Finality (98/26/EC) under Luxembourg law, is also supervised by the Central Bank of Luxembourg.

CBL customers are financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations and may include the managers of an offering hereunder from time to time. Indirect access to CBL is available to other institutions that clear through or maintain a custodial relationship with an accountholder of CBL. CBL has established an electronic bridge with Euroclear to facilitate settlement of trades between CBL and Euroclear.

Distributions with respect to securities held beneficially through CBL will be credited to cash accounts of CBL customers in accordance with CBL’s rules and procedures, to the extent received by its U.S. depository.

Euroclear

Euroclear holds securities and book-entry interests in securities for participating organizations and facilitates the clearing and settlement of securities transactions between Euroclear participants as defined in the Terms and Conditions Governing Use of Euroclear as amended from time to time and between Euroclear participants and participants of certain other securities settlement systems through electronic book-entry changes in accounts of such participants or through other securities intermediaries.

Euroclear provides Euroclear participants, among other things, with safekeeping, administration, clearing and settlement, securities lending and borrowing, and related services. Euroclear participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations. Certain of the managers or other financial entities involved in the offering may be Euroclear participants.

Clearing and Settlement. Although Euroclear has agreed to the procedures provided below in order to facilitate transfers of securities among Euroclear participants and between Euroclear participants and participants of other securities settlement systems, it is under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time.

Initial Distribution. Investors electing to acquire securities through an account with Euroclear or some other securities intermediary must follow the settlement procedures of such an intermediary with respect to the settlement of new issues of securities. Securities to be acquired against payment through an account with Euroclear will be credited to the securities clearing accounts of the respective Euroclear participants in the securities processing cycle for the same business day or the business day following the settlement date for value as of the settlement date.

Secondary Market. Investors electing to acquire, hold or transfer securities through an account with Euroclear or some other securities intermediary must follow the settlement procedures of such an intermediary with respect to the settlement of secondary market transactions in securities. Euroclear will not monitor or enforce any transfer restrictions with respect to the securities offered herein.

Custody. Investors who are participants in the Euroclear system may acquire, hold or transfer interests in the securities by book-entry to accounts with Euroclear. Investors who are not participants in the Euroclear system may acquire, hold or transfer interests in the securities through accounts with a participant in the Euroclear system or any other securities intermediary that holds a book-entry interest in the securities through one or more securities intermediaries standing between such other securities intermediary and Euroclear.

Custody Risk. Investors that acquire, hold and transfer interests in the securities by book-entry through accounts with Euroclear or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their securities intermediary, as well as the laws and contractual provisions governing the relationship between such securities intermediary and each other securities intermediary, if any, standing between such securities intermediary and Euroclear.

Global Clearing and Settlement Procedures

Initial Settlement

All of the securities will initially be registered in the name of Cede & Co., the nominee of DTC. CBL and Euroclear may hold omnibus positions on behalf of their participants through customers’ securities accounts in CBL’s and/or Euroclear’s names on the books of their respective U.S. depository, which, in turn, holds such positions in customers’ securities accounts in its U.S. depository’s name on the books of DTC.

Holders of the securities may hold their securities through DTC (in the United States) or CBL or Euroclear (in Europe) if they are participants of such systems, or directly through organizations that are participants in such systems.

Customary settlement procedures will be followed for participants of each system at initial settlement. Settlement procedures applicable to the domestic U.S. dollar-denominated bond market will be followed for primary market purchasers which are participants in DTC, and securities will be credited to their securities accounts on the settlement date against payment in U.S. dollars in same-day funds. Investors electing to hold their securities through Euroclear or CBL accounts will follow the cross-border settlement procedures for the U.S. market. Securities will be credited to the securities clearance accounts of Euroclear and CBL holders either on the issue date or on the settlement day following the relevant issue date and, in case of settlement against payment, the related cash will be booked with value date equal to the relevant issue date.

Secondary Market

Secondary market trading between DTC participants (other than U.S. depositories) will be settled using the procedures applicable to U.S. corporate debt obligations in same-day funds.

Secondary market trading between Euroclear participants and CBL customers will be settled using the procedures also applicable to conventional Eurobonds.

Cross-market transfers between participants in DTC, on the one hand, and Euroclear participants or CBL customers, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or CBL, as the case may be, by their respective depositories. Cross-market transactions will require delivery of instructions to Euroclear and CBL, as the case may be, by the counterparty in the relevant system in accordance with the rules and procedures and within the established deadlines of the relevant system. Euroclear or CBL, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositories to support settlement on its behalf by delivering or receiving interests in the global securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants or CBL customers may not deliver instructions directly to the depositories for Euroclear or CBL. After settlement has been completed, the securities will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Euroclear participant’s or CBL customers’ accounts. Due to time zone differences, credit for the securities will appear either on the same day or on the business day following the relevant DTC settlement day on the accounts of Euroclear participants or CBL customers, as the case may be. Therefore cash credit or debit on the Euroclear participants or CBL customers’ accounts, as the case may be, will be back-valued to, and the interest on the securities will accrue from, the value date (which would be the preceding day, i.e., the DTC settlement day). If settlement is not completed on the intended value date (i.e., the trade fails), the Euroclear or CBL cash credit or debit will be valued instead as of the actual settlement date.

Because the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending securities to the applicable U.S. depository for the benefit of Euroclear participants or CBL customers. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross-market transaction will settle no differently from a trade between two DTC participants.

RESPONSIBILITY OF THE FEDERAL REPUBLIC FOR FMS-WM

FMS-WM’s obligations, including the securities issued hereunder, are backed by the full faith and credit of the Federal Republic. FMS-WM is fully-owned by SoFFin, a special pool of assets ( Sondervermögen) of the Federal Republic established by law, which is administered by FMSA. SoFFin is designated to fulfill specific tasks of the Federal Government assigned to it under the FMStFG and any debt incurred by SoFFin is accounted for as direct debt of the Federal Republic. In addition, Section 5 of the FMStFG provides that the Federal Republic is directly liable for the obligations of SoFFin. SoFFin’s obligations are thus effectively obligations of the Federal Republic. Pursuant to Section 8a of the FMStFG, SoFFin guarantees all payments with respect to the securities issued hereunder. Pursuant to Section 7 of FMS-WM’s charter, SoFFin is obligated to provide FMS-WM liquidity support and loss compensation.

Guarantee

With effect from January 1, 2014, SoFFin guarantees all existing and future obligations of FMS-WM with respect to moneys, debt securities and derivative transactions as well as obligations of third parties that are expressly guaranteed by FMS-WM, which FMS-WM has borrowed, issued, entered into or incurred or which have been transferred to FMS-WM during the time period for which SoFFin is the sole obligor of the loss compensation obligation. Given the Federal Republic’s direct liability for SoFFin’s obligations, in the event that SoFFin fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by FMS-WM, when that payment is due and payable, under the guarantee, the Federal Republic will be liable for that payment as and when it becomes due and payable pursuant to Section 5 of the FMStFG.

The Federal Republic and the SoFFin may be sued in the courts of the Federal Republic without any public official’s or authority’s consent to bring proceedings or obtain judgment against the Federal Republic.

Neither the Federal Republic nor SoFFin has appointed an agent in the United States upon whom process may be served in any action based on its obligations relating to the guarantee, has consented to or agreed to submit to the jurisdiction of any court in the United States in respect of such actions and has waived any immunity from the jurisdiction of courts in the United States to which it may be entitled in respect of any such action. As a result, it may not be possible to obtain a judgment against the Federal Republic or SoFFin in respect of securities covered by the guarantee in a court in the United States or to enforce in the Federal Republic any such judgment that may be so obtained.

Liquidity Support and Loss Compensation Obligations

Pursuant to FMS-WM’s charter, SoFFin is obligated to provide FMS-WM with such amounts as are necessary for FMS-WM to fully satisfy its obligations when due and to compensate it for any losses it may incur. Pursuant to Section 5 of the FMStFG, the Federal Republic is directly liable for all of SoFFin’s obligations. The responsibilities of SoFFin under the liquidity support and loss compensation obligations are obligations owed to FMS-WM. Accordingly, creditors of FMS-WM would not have direct recourse against SoFFin or the Federal Republic on this basis. Instead, FMS-WM would be required to enforce its rights against the SoFFin and the Federal Republic in the event that it needed to do so in order to meet its obligations to third parties. However, the liquidity support and loss compensation obligations of SoFFin enable FMS-WM to pursue its operations and, as a result of the Federal Republic’s direct liability for SoFFin’s obligations, effectively means that FMS-WM’s obligations, including the obligation to holders of debt securities issued by it, are backed by the full faith and credit of the Federal Republic.

Liquidity Support Obligation. FMS-WM has established a liquidity management system that seeks to ensure that FMS-WM has sufficient liquidity to cover its three-month liquidity requirements under stress scenario assumptions at all times. According to Section 7(1) of FMS-WM’s charter, SoFFin is under an obligation to FMS-WM and FMSA, to promptly, however not later than the third business day upon first demand by the

Executive Board (if applicable, even prior to maturity of FMS-WM liabilities), pay those amounts which the Executive Board in its due discretion deems necessary in order to ensure that FMS-WM is always in a position to meet its liabilities in full and in a timely manner, i.e., SoFFin shall be liable to FMS-WM and FMSA for the liabilities entered into. In its supervisory capacity, FMSA may, to the extent required, direct the Executive Board to take such action. To date, FMS-WM has not required liquidity support from SoFFin. The following chart illustrates SoFFin’s liquidity support obligation:

Loss Compensation Obligation. As permitted by the FMStFG, Section 7(1) of FMS-WM’s charter provides that SoFFin is required to offset any losses sustained by FMS-WM. FMS-WM has incurred and may continue to incur substantial losses. Specifically, FMS-WM realized losses of EUR 9.961 billion in 2011 and EUR 3.041 billion in 2010. In accordance with its loss compensation obligations, SoFFin fully compensated FMS-WM for these losses by permitting FMS-WM to record the loss compensation claims against SoFFin as assets on its balance sheet.

SoFFin has a claim for repayment of the funds paid by it to FMS-WM in order to enable FMS-WM to meet its liabilities. Such repayment will, however, only be made if the Executive Board determines, exercising the reasonable discretion of a prudent businessman, that despite the repayment,

(a)	FMS-WM will be in a position to fully meet its liabilities that become due within the next six months (as of the date the repayment is made), as they fall due, and

(b)	the winding-up plan can be complied with.

DEBT RECORD

Neither FMS-WM nor the Federal Republic has ever defaulted on the payment of principal of, or premium or interest on, any security issued by it.

TAXATION

United States Taxation

This section describes the material United States federal income tax consequences of owning the debt securities FMS-WM is offering. It is the opinion of Sullivan & Cromwell LLP, FMS-WM’s counsel. It applies to you only if you acquire debt securities in an offering at the offering price and you hold your debt securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns debt securities as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells securities as part of a wash sale for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section deals only with debt securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning debt securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement. This section only deals with debt securities in registered form, except to extent provided below.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the debt securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the debt securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the debt securities.

Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a debt security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “—United States Alien Holders” below.

Payments of Interest

Except as described below in the case of interest on a discount debt security that is not qualified stated interest, each as defined below under “—Original Issue Discount—General,” you will be taxed on any interest on your debt security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Interest paid by FMS-WM on the debt securities and original issue discount, if any, accrued with respect to the debt securities (as described below under “Original Issue Discount”) is income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of the rules regarding the foreign tax credit allowable to a United States holder.

Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you would recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you would determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it would apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your debt security, denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Original Issue Discount

General. If you own a debt security, other than a short-term debt security with a term of one year or less, it would be treated as a discount debt security issued at an original issue discount if the amount by which the debt security’s stated redemption price at maturity exceeds its issue price is more than a de minimis amount. Generally, a debt security’s issue price will be the first price at which a substantial amount of debt securities included in the issue of which the debt security is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A debt security’s stated redemption price at maturity is the total of all payments provided by the debt security that are not payments of qualified stated interest. Generally, an interest payment on a debt security is qualified stated interest if it is one of a series of stated interest payments on a debt security that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the debt security. There are special rules for variable rate debt securities that are discussed under “—Variable Rate Debt Securities.”

In general, your debt security is not a discount debt security if the amount by which its stated redemption price at maturity exceeds its issue price is less than the de minimis amount of  1/4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. Your debt security would have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your debt security has de minimis original issue discount, you would include the de minimis amount in income as stated principal payments are made on the debt security, unless you make the election described below under “—Election to Treat All Interest as Original Issue Discount.” You can determine the includible amount with respect to each such payment by multiplying the total amount of your debt security’s de minimis original issue discount by a fraction equal to:

•	the amount of the principal payment made

divided by:

•	the stated principal amount of the debt security.

Generally, if your discount debt security matures more than one year from its date of issue, you would include original issue discount, or OID, in income before you receive cash attributable to that income. The amount of OID that you would include in income is calculated using a constant-yield method, and generally you would include increasingly greater amounts of OID in income over the life of your debt security. More specifically, you can calculate the amount of OID that you would include in income by adding the daily portions of OID with respect to your discount debt security for each day during the taxable year or portion of the taxable year that you hold your discount debt security. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount debt security and you may vary the length of each accrual period over the term of your discount debt security. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the discount debt security must occur on either the first or final day of an accrual period.

You can determine the amount of OID allocable to an accrual period by:

•	multiplying your discount debt security’s adjusted issue price at the beginning of the accrual period by your debt security’s yield to maturity, and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your debt security allocable to the accrual period.

You must determine the discount debt security’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount debt security’s adjusted issue price at the beginning of any accrual period by:

•	adding your discount debt security’s issue price and any accrued OID for each prior accrual period, and then

•	subtracting any payments previously made on your discount debt security that were not qualified stated interest payments.

If an interval between payments of qualified stated interest on your discount debt security contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you would allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you would increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

The amount of OID allocable to the final accrual period is equal to the difference between:

•	the amount payable at the maturity of your debt security, other than any payment of qualified stated interest, and

•	your debt security’s adjusted issue price as of the beginning of the final accrual period.

Acquisition Premium. If you purchase your debt security for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your debt security after the purchase date but is greater than the amount of your debt security’s adjusted issue price, as determined above under “—General,” the excess is acquisition premium. If you do not make the election described below under “—Election to Treat All Interest as Original Issue Discount,” then you would reduce the daily portions of OID by a fraction equal to:

•	the excess of your adjusted basis in the debt security immediately after purchase over the adjusted issue price of the debt security divided by:

•	the excess of the sum of all amounts payable, other than qualified stated interest, on the debt security after the purchase date over the debt security’s adjusted issue price.

Pre-Issuance Accrued Interest. An election may be made to decrease the issue price of your debt security by the amount of pre-issuance accrued interest if:

•	a portion of the initial purchase price of your debt security is attributable to pre-issuance accrued interest,

•	the first stated interest payment on your debt security is to be made within one year of your debt security’s issue date, and

•	the payment would equal or exceed the amount of pre-issuance accrued interest.

If this election is made, a portion of the first stated interest payment would be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your debt security.

Debt Securities Subject to Contingencies Including Optional Redemption. Your debt security is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you would determine the yield and maturity of your debt security by assuming that the payments would be made according to the payment schedule most likely to occur if:

•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date and

•	one of such schedules is significantly more likely than not to occur.

If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you would include income on your debt security in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable prospectus supplements and/or pricing supplements.

Notwithstanding the general rules for determining yield and maturity, if your debt security is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the debt security under an alternative payment schedule or schedules, then:

•

in the case of an option or options that we may exercise, we would be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your debt security and

•

in the case of an option or options that you may exercise, you would be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your debt security.

If both you and we hold options described in the preceding sentence, those rules would apply to each option in the order in which they may be exercised. You may determine the yield on your debt security for the purposes of those calculations by using any date on which your debt security may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your debt security as the principal amount payable at maturity.

If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your debt security is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you would redetermine the yield and maturity of your debt security by treating your debt security as having been retired and reissued on the date of the change in circumstances for an amount equal to your debt security’s adjusted issue price on that date.

Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your debt security using the constant-yield method described above under “—General,” with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium, described below under “—Debt Securities Purchased at a Premium,” or acquisition premium.

If you make this election for your debt security, then, when you apply the constant-yield method:

•	the issue price of your debt security would equal your cost,

•	the issue date of your debt security would be the date you acquired it, and

•	no payments on your debt security would be treated as payments of qualified stated interest.

Generally, this election will apply only to the debt security for which you make it; however, if the debt security has amortizable bond premium, you would be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you hold as of the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market discount debt security, you would be treated as having made the election discussed below under “—Market Discount” to include market discount in income currently over the life of all debt instruments having market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke any election to apply the constant-yield method to all interest on a debt security or the deemed elections with respect to amortizable bond premium or market discount debt securities without the consent of the Internal Revenue Service.

Variable Rate Debt Securities. Your debt security would be a variable rate debt security if:

•	your debt security’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:

1.	0.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or

2.	15 percent of the total noncontingent principal payments; and

•	your debt security provides for stated interest, compounded or paid at least annually, only at:

1.	one or more qualified floating rates,

2.	a single fixed rate and one or more qualified floating rates,

3.	a single objective rate, or

4.	a single fixed rate and a single objective rate that is a qualified inverse floating rate.

Your debt security would have a variable rate that is a qualified floating rate if:

•	variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your debt security is denominated; or

•	the rate is equal to such a rate multiplied by either:

1.	a fixed multiple that is greater than 0.65 but not more than 1.35 or

2.	a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate; and

•

the value of the rate on any date during the term of your debt security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

If your debt security provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the debt security, the qualified floating rates together constitute a single qualified floating rate.

Your debt security would not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the debt security or are not reasonably expected to significantly affect the yield on the debt security.

Your debt security would have a variable rate that is a single objective rate if:

•	the rate is not a qualified floating rate,

•

the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party, and

•

the value of the rate on any date during the term of your debt security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

Your debt security would not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your debt security’s term would be either significantly less than or significantly greater than the average value of the rate during the final half of your debt security’s term.

An objective rate as described above is a qualified inverse floating rate if:

•	the rate is equal to a fixed rate minus a qualified floating rate and

•	the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

Your debt security would also have a single qualified floating rate or an objective rate if interest on your debt security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

•	the fixed rate and the qualified floating rate or objective rate have values on the issue date of the debt security that do not differ by more than 0.25 percentage points or

•	the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

In general, if your variable rate debt security provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on your debt security is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for your debt security.

If your variable rate debt security does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally would determine the interest and OID accruals on your debt security by:

•	determining a fixed rate substitute for each variable rate provided under your variable rate debt security,

•	constructing the equivalent fixed rate debt instrument, using the fixed rate substitute described above,

•	determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and

•	adjusting for actual variable rates during the applicable accrual period.

When you determine the fixed rate substitute for each variable rate provided under the variable rate debt security, you generally will use the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your debt security.

If your variable rate debt security provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate other than at a single fixed rate for an initial period, you generally would determine interest and OID accruals by using the method described in the previous paragraph. However, your variable rate debt security would be treated, for purposes of the first three steps of the determination, as if your debt security had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your variable rate debt security as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

Short-Term Debt Securities. In general, if you are an individual or other cash basis United States holder of a short-term debt security, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so (although it is possible that you may be required to include any stated interest in income as you receive it). If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you would be required to accrue OID on short-term debt securities on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term debt security would be ordinary income to the extent of the accrued OID, which would be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term debt securities, you would be required to defer deductions for interest on borrowings allocable to your short-term debt securities in an amount not exceeding the deferred income until the deferred income is realized.

When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term debt security, including stated interest, in your short-term debt security’s stated redemption price at maturity.

Foreign Currency Discount Debt Securities. If your discount debt security is denominated in, or determined by reference to, a foreign currency, you would determine OID for any accrual period on your discount debt security in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under “—United States Holders—Payments of Interest.” You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your debt security.

Market Discount

You would be treated as if you purchased your debt security, other than a short-term debt security, at a market discount, and your debt security would be a market discount debt security if:

•	you purchase your debt security for less than its issue price as determined above under “Original Issue Discount—General” and

•

the difference between the debt security’s stated redemption price at maturity or, in the case of a discount debt security, the debt security’s revised issue price, and the price you paid for your debt security is equal to or greater than  1/4 of 1 percent of your debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security’s maturity. To determine the revised issue price of your debt security for these purposes, you generally add any OID that has accrued on your debt security to its issue price.

If your debt security’s stated redemption price at maturity or, in the case of a discount debt security, its revised issue price, exceeds the price you paid for the debt security by less than  1/4 of 1 percent multiplied by the number of complete years to the debt security’s maturity, the excess constitutes de minimis market discount, and the rules discussed below are not applicable to you.

You must treat any gain you recognize on the maturity or disposition of your market discount debt security as ordinary income to the extent of the accrued market discount on your debt security. Alternatively, you may elect to include market discount in income currently over the life of your debt security. If you make this election, it would apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service. If you own a market discount debt security and do not make this election, you would generally be required to defer deductions for interest on borrowings allocable to your debt security in an amount not exceeding the accrued market discount on your debt security until the maturity or disposition of your debt security.

If you own a market discount debt security, the market discount would accrue on a straight-line basis unless an election is made to accrue market discount using a constant-yield method. If you make this election, it would apply only to the debt security with respect to which it is made and you may not revoke it. You would, however, not include accrued market discount in income unless you elect to do so as described above.

Debt Securities Purchased at a Premium

If you purchase your debt security for an amount in excess of its principal amount (or, in the case of a discount debt security, in excess of its stated redemption price at maturity), you may elect to treat the excess as amortizable bond premium. If you make this election, you would reduce the amount required to be included in your income each year with respect to interest on your debt security by the amount of amortizable bond premium allocable to that year, based on your debt security’s yield to maturity. If your debt security is denominated in, or determined by reference to, a foreign currency, you would compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium would reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your debt security is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the Internal Revenue Service. See also “Original Issue Discount—Election to Treat All Interest as Original Issue Discount.”

Purchase, Sale and Retirement of the Debt Securities

Your tax basis in your debt security will generally be the U.S. dollar cost, as defined below, of your debt security, adjusted by:

•	adding any OID or market discount previously included in income with respect to your debt security, and then

•	subtracting any payments on your debt security that are not qualified stated interest payments and any amortizable bond premium applied to reduce interest on your debt security.

If you purchase your debt security with foreign currency, the U.S. dollar cost of your debt security would generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your debt security is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your debt security would be the U.S. dollar value of the purchase price on the settlement date of your purchase.

You will generally recognize gain or loss on the sale or retirement of your debt security equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and your tax basis in your debt security. If your debt security is sold or retired for an amount in foreign currency, the amount you realize would be the U.S. dollar value of such amount on the date the debt security is disposed of or retired, except that in the case of a debt security that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, would determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale.

You will recognize capital gain or loss when you sell or retire your debt security, except to the extent:

•	described above under “—Original Issue Discount—Short-Term Debt Securities” or “—Market Discount,”

•	the rules governing contingent payment obligations apply, or

•	attributable to changes in exchange rates as described below.

Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year.

You must treat any portion of the gain or loss that you recognize on the sale or retirement of a debt security as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

If you receive foreign currency as interest on your debt security or on the sale or retirement of your debt security, your tax basis in the foreign currency would equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally would have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase debt securities or exchange it for U.S. dollars, any gain or loss recognized generally would be ordinary income or loss.

Medicare Tax

A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income and its net gains from the disposition of debt securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the debt securities.

Indexed Debt Securities and Renewable, Extendible and Amortizing Debt Securities

The applicable prospectus supplement will discuss any special United States federal income tax rules with respect to debt securities the payments on which are determined by reference to any index and debt securities that are subject to the rules governing contingent payment obligations and with respect to any renewable and extendible debt securities and with respect to any debt securities providing for the periodic payment of principal over the life of the debt security.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a debt security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.

If you are a United States holder, this subsection does not apply to you.

Payments of Interest. Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a securities interest on a security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable; and

•

derive the interest in the active conduct of a banking, financing or similar business within the United States, or are a corporation with a principal business of trading in stocks and securities for its own account.

Purchase, Sale, Retirement and Other Disposition of the Debt Securities. If you are a United States alien holder of a debt security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a debt security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the United States federal estate tax, the debt securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the debt securities.

Foreign Account Tax Compliance Withholding

On May 31, 2013, the United States and Germany signed an intergovernmental agreement (the “IGA”) to implement the reporting and withholding rules of Sections 1471 through 1474 of the Code and regulations thereunder. FMS-WM believes that it is and will continue to be treated as a “Non-Reporting German Financial Institution” and an “exempt beneficial owner” under the IGA. Therefore, such reporting and withholding rules will generally not apply to the debt securities.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•

payments of principal and interest, including OID, on a debt security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a debt security effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest, including OID, made to you outside the United States by FMS-WM or another non-United States payor and

•

other payments of principal and interest, including OID, and the payment of the proceeds from the sale of a debt security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•

the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker (1) an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or (2) other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a debt security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a debt security effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

German Taxation

The following is a general discussion of certain German tax consequences of the acquisition, ownership and disposition of the securities offered by FMS-WM. This discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase these securities. In particular, this discussion does not consider any specific facts or circumstances that may apply to a particular purchaser. This summary is based on the laws of the Federal Republic currently in force and as applied on the date of this prospectus, which are subject to change, possibly with retroactive or retrospective effect.

Prospective purchasers of the securities are advised to consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of the securities, including the effect of any state or local taxes, under the tax laws applicable in the Federal Republic and each country of which they are residents.

Income Tax

Securities Held by Tax Residents as Private Assets

Taxation of Interest. Payments of interest on the securities to its holders who are tax residents of the Federal Republic (i.e., persons whose residence or habitual abode is located in the Federal Republic) are subject to German income tax (Einkommensteuer). In each case where German income tax arises, a solidarity surcharge (Solidaritätszuschlag) is levied in addition to such tax. Furthermore, church tax may be levied, where applicable. If coupons or interest claims are disposed of separately (i.e., without the securities), the proceeds from the disposition are subject to income tax. The same applies to proceeds from the redemption of coupons or interest claims if the securities are disposed of separately.

On payments of interest on the securities to individual tax residents of the Federal Republic, income tax is generally levied as a flat income tax at a rate of 25% (plus the solidarity surcharge in an amount of 5.5% of such tax resulting in a total tax charge of 26.375%, and, if applicable, church tax). The total investment income of an individual will be decreased by a lump sum deduction (Sparer-Pauschbetrag) of EUR 801 (EUR 1,602 for married couples filing jointly), rather than by a deduction of expenses actually incurred.

If the securities are held in a custodial account which the holder of the securities maintains with a German branch of a German or non-German credit institute (Kreditinstitut) or financial services institution (Finanzdienstleistungsinstitut) or with a securities trading business (Wertpapierhandelsunternehmen) or with a securities trading bank (Wertpapierhandelsbank) (each within the meaning of the KWG) in the Federal Republic (the “Disbursing Agent”), the flat income tax will be levied by way of withholding at the aforementioned rate from the gross interest payment to be made by the Disbursing Agent.

In general, no withholding tax will be levied if the holder of the securities is an individual (i) whose securities do not form part of the property of a trade or business and (ii) who filed a withholding exemption certificate (Freistellungsauftrag) with the Disbursing Agent, but only to the extent the interest income derived from the securities together with other investment income does not exceed the maximum exemption amount shown on the withholding exemption certificate. Similarly, no withholding tax will be deducted if the holder of the securities has submitted to the Disbursing Agent a certificate of non-assessment (Nichtveranlagungsbescheinigung) issued by the relevant local tax office.

If no Disbursing Agent is involved in the payment process, the holder of the securities will have to include its income on the securities in its tax return and the flat income tax of 25% (plus the solidarity surcharge and, if applicable, church tax) will be collected by way of assessment.

Payment of the flat income tax will generally satisfy any income tax liability (including the solidarity surcharge and, if applicable, church tax) of the holder of the securities with respect to such investment income. Holders of the securities may apply for a tax assessment on the basis of general rules applicable to them if the resulting income tax burden is lower than 25%.

Taxation of Capital Gains. Capital gains realized by individual tax residents of the Federal Republic from the disposition or redemption of securities will be subject to the flat income tax on investment income at a rate of 25% (plus the solidarity surcharge in an amount of 5.5% of such tax, resulting in a total tax charge of 26.375%, and, if applicable, church tax), irrespective of any holding period. This will also apply to securities for which the principal is effectively repaid in whole or in part although the repayment was not guaranteed.

If the securities are held in a custodial account which the holder of the securities maintains with a Disbursing Agent, the flat income tax will be levied by way of withholding from the difference between the redemption amount (or the proceeds from the disposition) and the issue price (or the purchase price) of the securities. If the securities have been transferred to the custodial account of the Disbursing Agent only after their acquisition, and no evidence on the acquisition data has been provided to the new Disbursing Agent by the Disbursing Agent which previously held the securities in its custodial account, withholding tax will be levied on 30% of the proceeds from the disposition or redemption of the securities.

If no Disbursing Agent is involved in the payment process, the holder of the securities will be required to include capital gains from the disposition or redemption of the securities in its tax return and the flat income tax of 25% (plus the solidarity surcharge and, if applicable, church tax) will be collected by way of assessment.

Payment of the flat income tax will generally satisfy any income tax liability (including the solidarity surcharge and, if applicable, church tax) of the holder of the securities with respect to such investment income. Holders of the securities may apply for a tax assessment on the basis of general rules applicable to them if the resulting income tax burden is lower than 25%.

Securities Held by Tax Residents as Business Assets

Payments of interest on the securities and capital gains from the disposition or redemption of securities held as business assets by German tax resident individuals or corporations (including via a partnership, as the case may be), are generally subject to German income tax or corporate income tax (Körperschaftsteuer) (in each case, plus the solidarity surcharge and, if applicable, church tax in case of individuals). The interest and capital gain will also be subject to trade tax (Gewerbesteuer) if the securities form part of the property of a German trade or business. The trade tax rate depends on the municipal multiplier of the respective municipality.

If the securities are held in a custodial account which the holder of the securities maintains with a Disbursing Agent, tax at a rate of 25% (plus the solidarity surcharge and, if applicable, church tax in case of individuals) will also be withheld from interest payments on securities held as business assets. The same also applies generally to capital gains from the disposition or redemption of securities held as business assets. In these cases, the withholding tax does not satisfy the income tax liability of the holder of the securities, as in the case of the flat income tax, but will be credited as advance payment against the personal income or corporate income tax liability (plus the solidarity surcharge and, if applicable, church tax in case of individuals) of the holder of the securities.

Generally, with regards to capital gains, no withholding will be required for securities held by corporations resident in Germany, provided that, regarding corporations of certain legal forms, the status of the corporation has been evidenced by a certificate of the competent tax office. The same also applies to securities, upon application, held by individuals or partnerships as business assets.

Securities Held by Non-Residents

Interest and capital gains are not subject to German taxation for non-residents (i.e., persons having neither their residence nor their habitual abode nor legal domicile nor place of effective management in the Federal Republic), unless the securities form part of the business property of a permanent establishment (Betriebsstätte) including a permanent representative (ständiger Vertreter) maintained in the Federal Republic. Interest may, however, also be subject to German income tax if it otherwise constitutes taxable income in the Federal Republic, such as income from the letting and leasing of certain German-situs property or income from certain capital investments directly or indirectly secured by German-situs real estate.

Non-residents of the Federal Republic are, in general, exempt from German withholding tax on interest and capital gains and from any solidarity surcharge thereon. However, if the interest or capital gain is subject to German taxation, as set forth in the preceding paragraph, and the securities are held in a custodial account with a Disbursing Agent, withholding tax will be levied as explained above under “—Securities Held by Tax Residents as Private Assets” or under “—Securities Held by Tax Residents as Business Assets,” respectively.

Inheritance and Gift Tax

No inheritance or gift taxes with respect to any securitieswill generally arise under the laws of the Federal Republic, if, in the case of inheritance tax, neither the decedent nor the beneficiary, or in the case of gift tax, neither the donor nor the donee, is a resident of the Federal Republic and such securities are not attributable to a German trade or business for which a permanent establishment is maintained, or a permanent representative has been appointed, in the Federal Republic. Exceptions to this rule apply to certain German citizens who previously maintained a residence in the Federal Republic.

Other Taxes

No stamp, issue, registration or similar taxes or duties will be payable in the Federal Republic in connection with the issuance, delivery or execution of the securities. Currently, a net assets tax (Vermögensteuer) is not levied in the Federal Republic.

EU Savings Tax Directive

Under the EU Council Directive 2003/48/EC dated June 3, 2003, on the taxation of savings income in the form of interest payments (the “EU Savings Tax Directive”), each EU Member State must require paying agents (within the meaning of such directive) established within its territory to provide to the competent authority of the state details of the payment of interest made to any individual resident in another EU Member State as the beneficial owner of the interest. The competent authority of the EU Member State of the paying agent is then required to communicate this information to the competent authority of the EU Member State of which the beneficial owner of the interest is a resident.

For a transitional period, Austria, Belgium and Luxembourg may instead opt to withhold tax from interest payments within the meaning of the EU Savings Tax Directive at a rate of 35% from July 1, 2011. Since January 1, 2010, Belgium has applied the information procedure described above.

Conforming with the prerequisites for the application of the EU Savings Tax Directive, a number of non-EU countries and territories, including Switzerland and Liechtenstein, agreed to apply measures equivalent to those contained in such directive (a withholding system in Switzerland’s case).

In the Federal Republic, provisions for implementing the EU Savings Tax Directive were enacted by legislative regulations of the Federal Government. These provisions have applied since July 1, 2005.

PLAN OF DISTRIBUTION

FMS-WM may sell securities in any of three ways: (i) through underwriters or dealers, (ii) directly to one or a limited number of institutional purchasers or (iii) through agents. Each prospectus supplement with respect to securities will set forth the terms of the offering of such securities, including the name or names of any underwriters, dealers or agents (if applicable), the price of such securities and the net proceeds to FMS-WM from such sale, any underwriting discounts or other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

If underwriters are used, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. The obligations of the underwriters to purchase securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Securities may be sold directly by FMS-WM to one or more institutional purchasers, or through agents designated by FMS-WM from time to time. Any agent involved in the offer or sale of securities will be named, and any commissions payable by FMS-WM to such agent will be set forth, in the applicable prospectus supplement. Any such agent will be acting on a best efforts basis for the period of its appointment.

FMS-WM may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase securities from FMS-WM at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. Such contracts will be subject only to those conditions set forth in such prospectus supplement and such prospectus supplement will set forth the commission payable for solicitation of such contracts.

Agents and underwriters may be entitled under agreements entered into with FMS-WM to indemnification by FMS-WM against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for FMS-WM in the ordinary course of business.

VALIDITY OF THE SECURITIES

The validity of the securities will be passed upon on behalf of FMS-WM by Sullivan & Cromwell LLP, and on behalf of the underwriters by Hogan Lovells US LLP. Sullivan & Cromwell LLP and Hogan Lovells US LLP may rely as to certain matters on the opinions of FMS-WM’s in-house counsel.

All statements in this prospectus with respect to the Guarantee have been passed upon by FMS-WM’s in-house counsel, and are included upon their authority.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of FMS-WM in the United States of America is Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

OFFICIAL STATEMENTS AND DOCUMENTS

The information set forth in this prospectus relating to the Federal Republic is stated by Dr. Anne Deter in her official capacity as Head of Division (Ministerialrätin) in the Federal Ministry of Finance. The documents referred to in the information relating to the Federal Republic as being the sources of financial or statistical data set forth in that information are in all cases official public documents of the Federal Republic or its agencies, with the exception of the International Financial Statistics of the International Monetary Fund and documents released by the European Union on its official website, which are official public documents of those international organizations.

LIMITATIONS ON ACTIONS AGAINST THE FEDERAL REPUBLIC

The Federal Republic will not waive any immunity from jurisdiction in the United States for any purpose. The Federal Republic is, however, subject to suit in competent courts in Germany. The U.S. Foreign Sovereign Immunities Act (the “FSIA”) may provide an effective means of service and preclude granting sovereign immunity in actions in the United States arising out of or based on the U.S. federal securities laws. Under the FSIA, execution upon the property of the Federal Republic in the United States to enforce a judgment is limited to an execution upon property of the Federal Republic used for the commercial activity on which the claim was based. A judgment of a U.S. state or federal court may not be enforceable in a German court if based on jurisdiction based on the FSIA or if based on the U.S. federal securities laws or if such enforcement would otherwise violate German public policy or be inconsistent with German procedural law. Under the laws of the Federal Republic, the property of the Federal Republic is not subject to attachment or to seizure.

ENFORCEMENT OF CIVIL LIABILITIES

FMS-WM is located in the Federal Republic and the members of the Executive Board and the Supervisory Board, as well as the experts and governmental officials referred to in this prospectus, are nonresidents of the United States, and all or a substantial portion of the assets of FMS-WM and of certain of such other persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service within the United States upon such persons, or to realize in the United States upon judgment of United States courts against such persons, including judgments predicated upon civil liabilities under the United States securities laws. There may be doubt as to the enforceability in the German courts in original actions of liabilities predicated upon such securities laws and as to the enforceability in such courts of judgments of United States courts including judgments imposing liabilities predicated upon such securities laws.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of this date.

FMS WERTMANAGEMENT

Debt securities